UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)*

                                 SICOR INC.
                         (f/k/a Gensia Sicor Inc.)
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                372450 10 6
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                               (CUSIP Number)

         Robert T. Thompson                         Robert T. Thompson
        FFT Partners I, L.P.                  FFT Executive Partners I, L.P.
c/o Ferrer Freeman Thompson & Co. LLC     c/o Ferrer Freeman Thompson & Co. LLC
              The Mill                                   The Mill
         10 Glenville Street                       10 Glenville Street
         Greenwich, CT 06831                       Greenwich, CT 06831
           (203) 532-8011                             (203) 532-8011

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 3, 2000
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          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(C), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 372450 10 6                           Page 2 of 14 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        FFT Partners I, L.P.

        TIN: 06-1458417

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               3,732,392

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             3,732,392

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,732,392

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 3.8% or, if FFT Partners I, L.P. and FFT Executive Partners I, L.P. are deemed to be a group, approximately 4.0%.

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 372450 10 6                           Page 3 of 14 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        FFT Executive Partners I, L.P.

        TIN: 06-1477466

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               174,693

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             174,693

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        174,693

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately .2% or, if FFT Partners I, L.P. and FFT Executive Partners I, L.P. are deemed to be a group, approximately 4.0%.

14  TYPE OF REPORTING PERSON

        PN

          This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed by FFT Partners I, L.P. (formerly known as Health Care Capital Partners, L.P.), a Delaware limited partnership, and FFT Executive Partners I, L.P. (formerly known as Health Care Executive Partners, L.P.), a Delaware limited partnership, relating to the common stock (the "Common Stock") of Sicor Inc. (formerly known as Gensia Sicor Inc.) on May 5, 2000. The information reported below is current as of October 6, 2000.

ITEM 1.   SECURITY AND ISSUER.

     Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

     Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

     Unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is replaced in its entirety as follows.

     (a) The percentages set forth in this Item 5 are based on the 10-Q filed by the Company on August 14, 2000 which stated that the Company had 96,477,872 shares of Common Stock outstanding as of June 30, 2000.

     (a) (i) FFTP is deemed to beneficially own 3,732,392 shares of Common Stock by virtue of its ownership of 1,192,048 shares of Common Stock and its right to acquire beneficial ownership of 2,540,344 shares of Common Stock within 60 days through the exercise of its portion of the Warrants. Assuming the exercise of the Warrants, the 3,732,392 shares of Common Stock beneficially owned by FFTP represents approximately 3.8 % of the outstanding Common Stock (computed in accordance with Rule 13d-3(b) of the Exchange Act).

     (ii) FFTEP is deemed to beneficially own 174,693 shares of Common Stock by virtue of its ownership of 69,534 shares of Common Stock and its right to acquire beneficial ownership of 105,159 shares of Common Stock within 60 days through the exercise of its portion of the Warrants. Assuming the exercise of the Warrants, the 174,693 shares of Common Stock beneficially owned by FFTEP represents approximately .2% of the outstanding Common Stock (computed in accordance with Rule 13d-3(b) of the Exchange
Act).

     (iii) Based on the foregoing, if FFTP and FFTEP are deemed to be a group, assuming the conversion of the Warrants they together would be deemed to beneficially own 3,907,085 shares of Common Stock, which represents approximately 4.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(b) of the Exchange Act).

     (b) The responses of the Filer to Items 7 through 11 and Item 13 on the cover page of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

     (c) The following transactions have been effected since the last
Schedule 13D filing. All transactions were effected on the NASDAQ National
Market.

                        Number of shares of
Sale Date                Common Stock sold        Price per share
---------                -----------------        ---------------

May 3, 1998                    72,776                $  10.50
May 4, 1998                    19,407                $  10.63
May 5, 1998                     9,703                $  10.50
May 11, 1998                   24,258                $  10.50
May 12, 1998                    9,703                $  10.50
May 18, 1998                   19,407                $  10.50
May 18, 1998                    4,852                $  10.55
June 9, 2000                   29,110                $  9.0417
July 31, 2000                  60,646                $  9.250
August 4, 2000                 33,962                $  9.4732
August 7, 2000                 87,331                $  9.6528
August 8, 2000                 97,034                $  9.675
August 10, 2000                29,110                $  9.8125
August 14, 2000                24,258                $  9.80
August 17, 2000                29,110                $  9.71875
August 18, 2000                14,555                $  9.7708
August 21, 2000                 9,703                $  9.750
August 22, 2000                 4,852                $  9.8125
August 23, 2000                19,644                $  9.8047
October 3, 2000               565,000                $  11.1598
October 6, 2000             1,825,000                $  10.50
October 6, 2000                40,000                $  10.625

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Unchanged.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2000



                                    FFT Partners I, L.P.
                                     By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By: /s/ Robert T. Thompson
                                       ----------------------------------
                                       Name:   Robert T. Thompson
                                       Title:  Member



                                    FFT Executive Partners I, L.P.
                                    By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By: /s/ Robert T. Thompson
                                       ----------------------------------
                                       Name:   Robert T. Thompson
                                       Title:  Member

                                                              Schedule I
                                                              ----------

          FFT PARTNERS I, L.P. and FFT EXECUTIVE PARTNERS I, L.P.
                      DIRECTORS AND EXECUTIVE OFFICERS

Name                                          Principal Occupation
----                                          --------------------

Carlos A. Ferrer                              Member of Ferrer Freeman
                                              Thompson & Co. LLC, general
                                              partner of FFT Partners I,
                                              L.P. and FFT Executive
                                              Partners I, L.P.

David A. Freeman                              Member of Ferrer Freeman
                                              Thompson & Co. LLC, general
                                              partner of FFT Partners I,
                                              L.P. and FFT Executive
                                              Partners I, L.P.

Robert T. Thompson                            Member of Ferrer Freeman
                                              Thompson & Co. LLC, general
                                              partner of FFT Partners I,
                                              L.P. and FFT Executive
                                              Partners I, L.P.

                                                              Schedule II
                                                              -----------

                           Joint Filing Agreement
                           ----------------------

          This will confirm the agreement by and between all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the deemed beneficial ownership by the undersigned of shares of the common stock of Sicor Inc. (formerly known as Gensia Sicor Inc.) is being filed on behalf of each of the undersigned.

Dated:   October 12, 2000

                                    FFT Partners I, L.P.
                                     By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By:  /s/ Robert T. Thompson
                                       ----------------------------------
                                       Name:   Robert T. Thompson
                                       Title:  Member



                                    FFT Executive Partners I, L.P.
                                    By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By:  /s/ Robert T. Thompson
                                       ----------------------------------
                                       Name:   Robert T. Thompson
                                       Title:  Member